



06006251

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 06052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/05_ AND ENDING _12/31/05_
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIRCADIAN PARTNERS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

22 OAK DRIVE
_____(No. and Street)_____

RIVERSIDE   CT   06878
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID GESKE   (203) 570-7950
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BEOCH LLP
_____(Name – if individual, state last, first, middle name)_____

46 KNOLLWOOD RD   ELMSFORD   NY   10523
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 0 6 2006
WASH. D.C. 152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, _DAVID GESKE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CIRCADIAN PARTNERS LLC_ , as of _DECEMBER 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

KENNETH REED
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/2008

State of Connecticut
County of Fairfield

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HOUSMAN & BLOCH, LLP

Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

To the member of:
Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Dear David,

In planning and performing our audit of the financial statements
and supplemental schedules of Circadian Partners LLC (the
"Company") as of December 31, 2005 and for year ended December 31,
2005, on which we issued a report dated February 10, 2006, we
considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and
Exchange Commission ("SEC"), we have made a study of the practices
and procedures followed by the company, including tests of
compliance with such practices and procedures that we consider
relevant to the objectives stated in Rule 17a-5(g) in making
periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3. Because
the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, we did
not review the practices and procedures followed by the Company in
any of the following:

1. Making quarterly securities examinations, counts,
    verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for
    securities under Section 8 of Federal Reserve Regulation
    T of the Board of Governors of the Federal Reserve
    System.

To the member of:
Circadian Partners LLC

Page 2

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

HOUSMAN & BLOCH, LLP

To the member of:
Circadian Partners LLC

Page 3

This report is intended solely for the information and use by the partners of Circadian Partners LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

New York, New York
February 10, 2006

CIRCADIAN PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

HOUSMAN & BLOCH, LLP

CIRCADIAN PARTNERS LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Independent Auditors' Report

We have audited the accompanying balance sheet of Circadian Partners LLC, at December 31, 2005 and the related statements of operations, member's equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Circadian Partners LLC as of December 31, 2005 and the results of its operations, member's equity and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 10, 2006

CIRCADIAN PARTNERS LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS

Cash	$	23,378
Accounts receivable		19,213
Total Current Assets		42,591
FIXED ASSETS - Net of accumulated depreciation of $ 8,025 (Note 1)		9,529
TOTAL ASSETS	$	52,120

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	2,820
COMMITMENTS AND CONTINGENCIES (NOTE 1)		
MEMBER'S EQUITY		49,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	52,120

The accompanying notes are an integral part of these financial statements.

Page 2

HOUSMAN & BLOCH, LLP

CIRCADIAN PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

FEE INCOME	$ 335,626
OPERATING EXPENSES	
Dues and subscriptions	2,856
Travel & entertainment	9,044
Office expenses	8,717
Telephone	1,706
Insurance	530
Bank charges	1,704
Professional fees	3,361
Auotmobile expenses	15,165
Sundry	828
Depreciation and amortization	1,943
Total Operating Expenses	45,854
NET INCOME	$ 289,772

The accompanying notes are an integral part of these financial statements.

HOUSMAN & BLOCH, LLP

CIRCADIAN PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

MEMBER'S EQUITY

Member's equity - January 1, 2005	$ 22,228
Net Income for the year ended December 31, 2005	289,772
Member's contributions	18,000
Member's distributions	(280,700)
MEMBER'S EQUITY - DECEMBER 31, 2005	$ 49,300

HOUSMAN & BLOCH, LLP

CIRCADIAN PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 289,772
Adjustments: Depreciation	1,943
Accounts receivable	(7,213)
Accounts payable	2,569
Total Cash Flows From Operating Activities	287,071

CASH FLOW FROM INVESTING ACTIVITIES:

Purchases of fixed assets	(7,807)
Total Cash Flows from Investing Activities	(7,807)

CASH FLOWS FROM FINANCING ACTIVITIES:

Member's distributions	(280,700)
Member's capital contributions	18,000
Total Cash Flows from Financing Activities	(262,700)
INCREASE IN CASH FLOWS	16,564
CASH AT JANUARY 1, 2005	6,814
CASH AT DECEMBER 31, 2005	$ 23,378

The accompanying notes are an integral part of these financial statements.

HOUSMAN & BLOCH, LLP

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: Circadian Partners LLC ("the Company") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

B) Fixed Assets: The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2005 fixed assets comprised the following:

Office equipment	$ 17,554
Less: Accumulated Depreciation	(8,025)
Net Fixed Assets	$ 9,529

C) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the members'. Accordingly, a provision for taxes has not been made.

D) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2005 the company did not maintain any cash accounts that were not covered by insurance.

HOUSMAN & BLOCH, LLP

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

E) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2005 there were no unusual contingencies.

F) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

G) Customer Accounts: The company did not maintain any customer accounts in 2005.

H) Rule 15c-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under Section K2(i) of the rule.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net cpital ratio would exceed 10-1)

At December 31, 2005 the company maintained net capital of $20,558 which was $20,558 in excess of its required net capital requirement of $5,000.

At December 31, 2005 the company's aggregated indebtedness to net capital ratio was .14 to 1.

HOUSMAN & BLOCH, LLP

Supplementary Financial Information

CIRCADIAN PARTNERS LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMSSION

Member's equity	$	49,300
Less: Nonallowable Assets:		
Accounts receivable		19,213
Fixed assets		9,529
NET CAPITAL	$	20,558

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness		
Accounts payable	$	2,820
Total Aggregated Indebtedness		2,820
Net Capital	$	20,558
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL		.14 to 1

The are no material differences between the above calculation and
the calculation included in the Company's unaudited FOCUS report
as of December 31, 2005.

HOUSMAN & BLOCH, LLP